EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Third Quarter Ended September 30, 2020
ACHESON, Alberta, October 28, 2020 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the third quarter ended September 30, 2020. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended September 30, 2019.
Third Quarter 2020 Highlights:
•Adjusted EBITDA of $37.1 million is consistent with Q3 2019 reflecting both the wide reaching operational impacts of the COVID-19 pandemic and above average rainfall in the quarter offset by cost discipline to limit indirect project costs and general and administrative spending.
•Gross profit margin of 16.3% reflected a difficult operational quarter with July & August rainy conditions compounding already complex mine site environments.
•COVID-19 related safety protocols and mine site access restrictions imposed in late Q1 continued to have pervasive temporary impacts on all aspects of operations.
•Diversification efforts led to over half of adjusted EBIT being generated outside of the Fort McMurray region. Nuna Group of Companies achieved a strong three months during their busiest quarter contributing approximately 45% of adjusted EBIT for the quarter.
•Free cash flow ("FCF") in the quarter was a use of cash of $17.0 million and was impacted by timing of cash collection and spending. In addition, cash flow was used for capital inventory and work in process related to our component rebuilding program.
•Subsequent to period end, on October 8, 2020, we extended our credit facility agreement to October 8, 2023 and increased the available borrowings permitted under our revolving facility by $25.0 million to $325.0 million.
•On October 22, 2020, we announced the award of a major earthworks contract. The contract was awarded to a newly formed joint venture owned and operated equally by us and Nuna. This is a two-year project in Northern Ontario valued at over $250 million and is expected to commence immediately, ramp up through Q1 2021, achieve peak volumes in Q3 2021 and be completed in the fall of 2022.
NACG Chairman and CEO, Martin Ferron, commented: “A second successive year of well above average summer rainfall in the Fort McMurray area, combined with continued, but easing, pandemic related site access restrictions, severely curtailed our revenues, compared with the same quarter last year. However, a steadfast control of costs primarily enabled us to put up similar EBITDA and EPS numbers to those achieved in the year before quarter.
Mr. Ferron added, “Looking forward, we anticipate that the COVID-19 associated site access limitations will continue to ease, such that activity levels could be back to near normal by year end. Q4 is also the period when we generate most of our annual free cash flow and we expect the same pattern this year.
We also introduce financial ranges for 2021 in the slide deck, used to illustrate the earnings call. At the midpoint of those ranges we foresee 15% and 45% increases in EBITDA and FCF respectively, compared with the full year numbers we expect for 2020. Our confidence in these projections was boosted last week with the diversifying and substantial award of a construction project, related to a gold mine in Northern Ontario.”

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2020	2019	2020	2019
Revenue	$94,015	$166,269	$363,603	$529,612
Project costs	27,585	67,126	100,033	211,555
Equipment costs	32,190	58,982	129,723	173,467
Depreciation	18,876	21,875	62,735	73,255
Gross profit(i)	$15,364	$18,286	$71,112	$71,335
Gross profit margin(i)	16.3%	11.0%	19.6%	13.5%
General and administrative expenses (excluding stock-based compensation)	3,624	5,040	15,762	19,852
Stock-based compensation expense (benefit)	1,756	2,583	(2,895)	7,689
Interest expense, net	4,438	5,541	14,240	16,125
Net income and comprehensive income available to shareholders	6,830	7,561	39,164	28,636

Adjusted EBITDA(i)(ii)	37,135	37,248	129,207	126,440
Adjusted EBITDA margin(i)(ii)	39.5%	22.4%	35.5%	23.9%

Per share information
Basic net income per share	$0.23	$0.29	$1.41	$1.13
Diluted net income per share	$0.22	$0.26	$1.28	$0.96
Adjusted EPS(i)	$0.26	$0.41	$1.38	$1.34
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in no change for the three months ended September 30, 2019 and an increase of $0.2 million in adjusted EBITDA for the nine months ended September 30, 2019.

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by operating activities prior to change in working capital(i)	$26,302	$29,830	$105,318	$104,426
Net changes in non-cash working capital	(24,619)	(35,032)	(20,785)	(28,955)
Cash provided by (used in) operating activities	$1,683	$(5,202)	$84,533	$75,471
Cash used in investing activities	(22,081)	(34,751)	(88,113)	(112,524)
Capital additions financed by leases	(886)	—	(27,882)	(28,107)
Add back:
Growth capital additions	4,236	14,634	34,487	36,281
Free cash flow(i)	$(17,048)	$(25,319)	$3,025	$(28,879)
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On October 27th, 2020, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on November 30, 2020. The Dividend will be paid on January 8, 2021 and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended September 30, 2020
Revenue was $94.0 million, down from $166.3 million in the same period last year. Various operational measures implemented as a response to COVID-19 remain in place to limit the spread of the virus which temporarily impact our ability to meet the full demands of our customers. In addition, several large projects remain delayed as deemed non-essential at this time during the recovery phase. The decrease in revenue is also partially attributable to reduced activity at mine sites in the Fort McMurray region due to unfavorable wet weather conditions during the summer months which, in particular, limited our ability to achieve expected overburden removal volumes at the Millennium mine. Furthermore, Q3 2019 included $12.6 million of revenue from Nuna which is now fully accounted for using the equity method. The completion of the Highland Valley Copper mine contract and the assumed Fort Hills legacy heavy civil construction work also contributed to the year over year decrease. These decreases were partially offset by the ramp-up of new civil construction work commenced at the Aurora mine in late Q2 2020 and revenue from the operations support contract at the coal mine in San Miguel which began in late Q2 2020.

EXHIBIT 99.1

Gross profit margin of 16.3% benefited from disciplined cost constraints in place during these customer-imposed reductions and was bolstered by Canada Emergency Wage Subsidy. These increases were partially offset by the extremely difficult operating conditions in the summer months due to the consistent rainfall.
Direct general and administrative expenses (excluding stock-based compensation benefit) were $3.6 million, equivalent to 3.9% of revenue, lower than Q3 2019 spending of $5.0 million but higher than the 3.0% of revenue based on mandated reduced work hours and the complete halt of all discretionary and non-essential spending.
Cash related interest expense for the quarter of $4.0 million represents an average interest rate of 3.6% as we continue to benefit from both reductions in posted rates as well as the competitive rates in equipment financing.
Free cash flow in the quarter was a use of cash of $17.0 million and was greatly impacted by timing of cash collection and spending. Working capital balances consumed $24.6 million and were equally distributed between receivable and payable balances. Cash flow was also used for both capital inventory and capital work in process purposes as we advance our component rebuilding program. Prior to these temporary timing impacts, positive cash flow of $12.8 million was generated by the adjusted EBITDA of $37.1 million offset by sustaining capital of $19.7 million and cash interest paid of $4.6 million. Sustaining maintenance capital remains consistent with the revised capital plan and reflected necessary sustaining maintenance required in advance of our busy winter season.
Business Updates
Project Execution and Cost Management
In support of our customers, we continue to manage our mostly variable but also fixed operating costs during this crisis. Several cost reduction measures remain in effect including but not limited to: minimized use of vendor provided maintenance; a complete halt of all discretionary spending; and termination of services deemed non-essential in light of the pandemic.
Liquidity
Liquidity is critical during times of uncertainty and cash conservation is a key priority for management in weathering this crisis. Including equipment financing availability and factoring in the amended credit facility agreement, total available capital liquidity of $142.3 million includes total liquidity of $124.4 million as at September 30, 2020. Liquidity is primarily provided by the terms of our $325.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA and is now scheduled to expire in October 2023.
Normal Course Issuer Bid ("NCIB")
On March 9, 2020, we announced our intention to commence a NCIB to purchase up to 2,300,000 common shares for cancellation. We believe that the current market price of our common shares does not fully reflect their underlying value. While remaining mindful of cash liquidity during the COVID-19 crisis, modest repurchases increase share liquidity for holders seeking to sell and provides a proportionate increase of shareholders wishing to maintain their positions.
Canada Emergency Wage Subsidy (“CEWS”)
Our Q3 2020 results include $11.0 million of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $6.7 million, $3.3 million and $0.9 million, respectively. These amounts were received under the CEWS program which reimbursed us for a portion of wages paid to employees and greatly helped us protect jobs through retention and rehiring. Should we continue to qualify, we plan to seek assistance from this program for the remainder of 2020 and onward.
NACG’s outlook for the remainder of 2020 and full year 2021
Given our visibility into 2021 and the assumption of continued easing of site access restrictions, management has decided to provide stakeholders with guidance through 2021. This guidance is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

EXHIBIT 99.1

Key measures	2020	2021
Adjusted EBITDA	$155 - $170M	$165 - $205M
Sustaining capital	$80 - $90M	$90 - $105M
Adjusted EPS	$1.60 - $1.70	$1.60 - $1.90
Free cash flow	$40 - $55M	$60 - $80M

Capital allocation measures
Deleverage	$10 - $15M	$35 - $45M
Share purchases	$20 - $30M	$10 - $25M
Growth capital	$35 - $40M	$5 - $10M

Leverage ratios
Senior debt	2.1x - 2.3x	1.6x - 2.0x
Net debt	2.3x - 2.5x	1.8x - 2.2x
We have responded with a reduced capital plan for the remainder of the year. Based on our outlook, our updated capital spending projection now calls for full-year sustaining capital in 2020 of $80 million to $90 million of which approximately $40 million was spent in the first quarter prior to the start of the pandemic.
We expect total liquidity to remain above $100 million in Q4 2020. Projected free cash flow for 2020 in the range of $40 million to $55 million will improve our liquidity position over the next quarter.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended September 30, 2020 tomorrow, Thursday, October 29, 2020 at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-800-838-7301
International: 1-206-596-9924
Conference ID: 9899128
A replay will be available through November 29, 2020, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 9899128
The Q3 2020 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/Launch/QReg/ShowUUID=0FEB357E-A7FA-49C5-9E63-29B3C0DB9F6B
A replay will be available until November 29, 2020 using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2020 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q3 2020 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and nine months ended September 30, 2020. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

EXHIBIT 99.1

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "senior debt", "cash provided by operating activities prior to change in working capital" and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis filed concurrently with this press release.
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2020	December 31, 2019
Assets
Current assets
Cash		$40,331	$5,544
Accounts receivable	5	43,279	66,746
Contract assets	10(c)	5,365	19,193
Inventories		20,068	21,649
Prepaid expenses and deposits		5,274	4,245
Assets held for sale		4,583	424
		118,900	117,801
Property, plant and equipment, net of accumulated depreciation of $285,745 (December 31, 2019 – $276,185)		633,942	587,729
Operating lease right-of-use assets		19,207	21,841
Other assets		7,737	6,718
Investments in affiliates and joint ventures	6	50,687	42,908
Deferred tax assets		13,605	15,655
Total assets		$844,078	$792,652
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$34,787	$88,201
Accrued liabilities		13,480	17,560
Contract liabilities	10(c)	122	23
Current portion of long-term debt	7	16,178	18,514
Current portion of finance lease obligations		28,958	29,206
Current portion of operating lease liabilities		4,007	3,799
		97,532	157,303
Long-term debt	7	365,588	313,443
Finance lease obligations		49,098	47,072
Operating lease liabilities		15,110	17,710
Other long-term obligations		17,159	24,504
Deferred tax liabilities		61,250	52,501
		605,737	612,533
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2020 - 30,984,331 (December 31, 2019 – 27,502,912))	9(a)	254,689	225,966
Treasury shares (September 30, 2020 - 1,836,690 (December 31, 2019 - 1,725,467))	9(a)	(17,926)	(15,911)
Additional paid-in capital		45,620	49,919
Deficit		(44,042)	(79,855)
Shareholders' equity		238,341	180,119
Total liabilities and shareholders’ equity		$844,078	$792,652
Subsequent events	7(a), 13
See accompanying notes to interim consolidated financial statements.

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Revenue	10	$94,015	$166,269	$363,603	$529,612
Project costs		27,585	67,126	100,033	211,555
Equipment costs		32,190	58,982	129,723	173,467
Depreciation		18,876	21,875	62,735	73,255
Gross profit		15,364	18,286	71,112	71,335
General and administrative expenses		5,380	7,623	12,867	27,541
(Gain) loss on disposal of property, plant and equipment		(194)	185	635	(290)
Amortization of intangible assets		234	134	520	635
Operating income		9,944	10,344	57,090	43,449
Interest expense, net	11	4,438	5,541	14,240	16,125
Equity earnings in affiliates and joint ventures	6	(4,620)	(865)	(6,554)	(1,985)
Foreign exchange (gain) loss		(112)	(72)	132	(53)
Net realized and unrealized gain on derivative financial instrument	7(b)	(551)	—	(837)	—
Income before income taxes		10,789	5,740	50,109	29,362
Current income tax expense		470	13	487	13
Deferred income tax expense (benefit)		3,489	(1,879)	10,458	475
Net income and comprehensive income		6,830	7,606	39,164	28,874
Net income attributable to noncontrolling interest		—	(45)	—	(238)
Net income and comprehensive income available to shareholders		$6,830	$7,561	$39,164	$28,636
Per share information
Basic net income per share	9(b)	$0.23	$0.29	$1.41	$1.13
Diluted net income per share	9(b)	$0.22	$0.26	$1.28	$0.96
See accompanying notes to interim consolidated financial statements.